

Mail Stop 3561

October 28, 2015

Ohad Goren
Chief Executive Officer
E-Qure Corp.
20 West 64th Street
Suite 39G
New York, NY

      Re: **E-Qure Corp.**
              Form 8-K, as amended
              Filed October 13, 2015
              File No. 000-54862

Dear Mr. Goren

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Lilyanna Peyser for

                             Mara L. Ransom
                             Assistant Director
                             Office of Consumer Products

cc: Richard Rubin, Esq.